Mail Stop 4561

August 28, 2009

Jason Smart
Chief Executive Officer
ExperTelligence, Inc.
83 Stanley Road
UN 1, Box 103
RR6 Eoodville, Ontario, Canada

Re: **ExperTelligence, Inc.**
        Form 8-K filed August 19, 2009
        File No. 000-11596

Dear Mr. Smart:

        We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

                                        Sincerely,

                                        Melissa Feider
                                        Staff Accountant

Via fax: Ramon Pagan (561) 228-6149